UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

Phototron Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1588927
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

717 E. Gardena Blvd.

Gardena, California 90248

(Address of Principal Executive Offices and Zip Code)

(818) 992-0200

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

June 6, 2012

Phototron Holdings, Inc.

717 E. Gardena Blvd.

Gardena, California 90248

(818) 992-0200

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

June 6, 2012

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.0001 per share, of Phototron Holdings, Inc., a Delaware corporation (the “Company”, “we” or “our”) at the close of business on June 5, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about June 15, 2012.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

On March 21, 2012, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SGT Merger Corporation, a Nevada corporation and our wholly-owned subsidiary (“MergerCo”), SG Technologies Corp, a Nevada corporation (“SGT”), Sterling C. Scott (the “SGT Representative”), and W-Net Fund I, L.P., a Delaware limited partnership and current holder of our common stock (the “Investor Representative”). The closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Merger”) occurred on April 5, 2012. At the Closing, among other things, (a) MergerCo was merged with and into SGT; (b) SGT became our wholly-owned subsidiary; (c) all SGT shares of common stock were exchanged for shares of our common stock and shares of a new series of our preferred stock, which was designated Series A Preferred Stock (the “Series A Preferred Stock”), and has the rights, preferences, privileges and restrictions set forth in the Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock (the “Certificate of Designation”), which was filed with the Delaware Secretary of State on April 5, 2012 and (d) we agreed to appoint to our Board three persons designated by the SGT Representative (the “SGT Directors”) who, immediately following their appointment, will compromise a majority of our Board.

Pursuant to the Merger Agreement and effective as of the Closing, (a) the authorized number of directors on the Board was increased to 5 and (b) Todd Denkin resigned from the Board, Craig Ellins remained on the Board, and Sterling C. Scott was appointed to the Board to fill one of the vacancies thereon. Mr. Scott was designated by the SGT Representative for appointment to the Board. We presently have a Board comprised of two directors, one of whom was appointed by the SGT Representative, with three seats remaining vacant.

In addition, we agreed to file with the Securities and Exchange Commission (the “SEC”), and distribute to our stockholders, this Information Statement disclosing our intention to appoint the remaining SGT Directors to the Board promptly following the identification of such designees by the SGT Representative, and to appoint such additional designees to the Board after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act. The SGT Representative has since designated Bob Kurilko and Justin Manns to serve on the Board. Following the appointment of Messrs. Kurilko and Manns to the Board, the Board will consist of four members, three of whom will have been appointed by the SGT Representative, with one seat remaining vacant.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us. Accordingly, the appointment of Messrs. Kurilko and Manns to the Board will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be first mailed to our stockholders of record on or about June 15, 2012.

VOTING SECURITIES

As of June 1, 2012, we had 307,458,587 shares of common stock, par value $0.0001 per share, issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On March 21, 2012, we entered into the Merger Agreement, and the Closing of the Merger occurred on April 5, 2012.

At the Closing, among other things, (a) MergerCo was merged with and into SGT; (b) SGT became our wholly-owned subsidiary (the “Surviving Corporation”); and (c) all SGT shares of common stock were exchanged for shares of our common stock and shares of Series A Preferred Stock. At the Closing, we issued to SGT’s former stockholders, in exchange for the 200 shares of SGT’s common stock outstanding immediately prior to the Merger, 157,000,000 shares of our common stock and 3,000,000 shares of Series A Preferred Stock.

We are presently authorized under our certificate of incorporation, as amended to date, to issue 1,000,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of our preferred stock, par value $0.0001 per share, of which 3,000,000 shares were designated Series A Preferred Stock. As of the Closing, we had 309,343,383 shares of common stock issued and outstanding, of which 157,000,000 shares were owned by SGT’s former stockholders, representing approximately 51% of the outstanding shares of our common stock immediately following the Merger, and 152,343,383 shares were owned by our existing stockholders, representing approximately 49% of the outstanding shares of our common stock. Pursuant to the Certificate of Designation, each share of Series A Preferred Stock will convert into 23 shares of our common stock on the earlier of (a) the date agreed to by the holders of a majority of the shares of Series A Preferred Stock and the Investor Representative and (b) the 18-month anniversary of the Closing.

In connection with the Closing, on April 5, 2012, we entered into an escrow agreement (the “Escrow Agreement”) with the SGT Representative, the Investor Representative and Stubbs, Alderton & Markiles LLP, as escrow agent, pursuant to which, the shares of Series A Preferred Stock issued to SGT’s former stockholders will be held in escrow pending the achievement by the Surviving Corporation of the financial milestones described in the Merger Agreement. If the Surviving Corporation achieves such financial milestones, the Series A Preferred Stock will be released from escrow and delivered to SGT’s former stockholders. If the Surviving Corporation fails to achieve such financial milestones, the Series A Preferred Stock will be released from escrow, delivered to us, and cancelled.

In connection with the Closing, on April 5, 2012, we entered into a voting agreement (the “Voting Agreement”) with SGT’s former stockholders, the Investor Representative and Europa International, Inc., a greater than 5% stockholder (“Europa”), pursuant to which, among other things, such stockholders agreed to vote the shares of our capital stock held by such stockholders to elect the following persons to the Board:

-	The SGT Directors, one of which must be an independent director, which persons shall initially be Sterling C. Scott, with two seats remaining vacant, for so long as SGT’s former stockholders or any of their affiliates continue to own beneficially shares of our common stock; and
-	two persons designated by the Investor Representative, one of which must be an independent director, which persons shall initially be Craig Ellins, with one seat remaining vacant, for so long as the Investor Representative, Europa or any of their affiliates continue to own beneficially shares of our common stock.

Pursuant to the Merger Agreement and effective as of the Closing, (a) the authorized number of directors on the Board was increased to 5 and (b) Todd Denkin resigned from the Board, Craig Ellins remained on the Board, and Sterling C. Scott was appointed to the Board to fill one of the vacancies thereon. Mr. Scott was designated by the SGT Representative for appointment to the Board. Ten days after we mail this Information Statement to our stockholders of record, we agreed to appoint the remaining SGT Directors to the Board promptly following the identification of such designees by the SGT Representative, therefore providing the SGT Representative with the right to appoint a majority of our directors. The SGT Representative has designated Bob Kurilko and Justin Manns to serve on the Board.

Effective as of the Closing, (a) Craig Ellins resigned as our Chief Executive Officer, President, Chief Financial Officer and Secretary, (b) Sterling C. Scott became the Executive Chairman of the Board and our Chief Executive Officer, President, Chief Financial Officer and Secretary, and (c) Craig Ellins became the Vice Chairman of the Board.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Closing, the Board consisted of Craig Ellins and Todd Denkin and Craig Ellins served as our Chief Executive Officer, President, Chief Financial Officer and Secretary. Effective as of the Closing, Todd Denkin resigned from the Board, Craig Ellins remained on the Board, and Sterling C. Scott was appointed to the Board. Bob Kurilko and Justin Manns will be appointed to the Board as soon as practicable following the date which is ten days following the mailing of this Information Statement to our stockholders. Effective as of the Closing, (a) Craig Ellins resigned as our Chief Executive Officer, President, Chief Financial Officer and Secretary, (b) Sterling C. Scott became the Executive Chairman of the Board and our Chief Executive Officer, President, Chief Financial Officer and Secretary, and (c) Craig Ellins became the Vice Chairman of the Board. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by our Board and their terms of office are at the discretion of our Board.

The following table sets forth certain information with respect to directors, nominees, and other executive officers of the Company as of June 1, 2012:

Name	Age	Position Held and Tenure
Craig Ellins	58	Director since March 9, 2011
Sterling C. Scott(1)	56	Director since April 5, 2012 Chief Executive Officer, Chief Financial Officer, President, Secretary since April 5, 2012
Bob Kurilko(1)(2)	49	Director
Justin Manns(1)(2)	37	Director

(1) Messrs. Scott, Kurilko and Manns were designated by the SGT Representative to be appointed to the Board.

(2) Messrs. Kurilko and Manns will become directors as soon as practicable following the date which is ten days following the mailing of this Information Statement to our stockholders.

Biographical Information

Craig Ellins. From being a pioneer in companies offering 24-hour live shopping networks, to developing one of the internet’s first streaming video business opportunities, Mr. Ellins has spent more than 30 years discovering emerging trends and creating start-ups. He began his career by launching ACC, a chain of auto smog check centers. During that time, he created CVR - the first network connecting multiple DMV databases to smog check facilities. It’s a system that’s still in use today. Mr. Ellins sold CVR to ADP and served as an officer at the company. He went on to serve as head of Business Development at Fingerhut Corporation. Then in 1995, he turned his attention to the internet and created helloNetwork, Inc. - pioneering live and on-demand streaming video. helloNetwork was named the Nevada e-Company of the year and was featured on the cover of the New York Times. Following that success, Mr. Ellins launched VMdirect and helloWorld – the first online streaming video company to offer a home-based business opportunity. Mr. Ellins served as CEO from 2001 to 2008 and grew the company to a value of over $200 million. Mr. Ellins’ past experience in the direct sales industry, including executive experience at a public direct sales company, led to the conclusion that Mr. Ellins should serve on our Board in light of our proposed business and structure.

Sterling C. Scott. Mr. Scott has almost 30 years of experience in a combination of managing small to medium sized businesses and in practicing business law. Mr. Scott was an associate and partner with Jenner & Block in Washington D.C. and concentrated on federal regulatory issues affecting businesses and related litigation until 1990. Subsequently, he transitioned to the Senior Management Team and General Counsel for Technical Management Services Company (TAMSCO), a privately held company with 800 employees and worldwide business interests, along with directly managing a TAMSCO incubator company, engaged in innovative microbial solutions to water contamination. Most recently, Mr. Scott has served as Chief Executive Officer of SG Technologies Corp and has led the successful development and marketing of its innovative Stealth Grow LED line of technology products for the hydroponics industry. Mr. Scott received a Bachelor of Arts in Social Sciences from Shimer College and a Juris Doctor from DePaul University. Mr. Scott’s past experience, qualifications, attributes and skills led to the conclusion that Mr. Scott should serve on our Board in light of our proposed business and structure.

Bob Kurilko. Mr. Kurilko is a seasoned executive with over 25 years of experience. A multi-industry veteran, Mr. Kurilko has held senior leadership roles, including Chief Executive Officer, in Automotive, Biotech, Healthcare, and Internet-based companies including Nissan Motor Company Ltd., Edmunds.com, and Aspen Marketing Services. His career tenure includes overseas assignments where he worked directly with foreign subsidiaries in 9 countries. Mr. Kurilko currently serves as the Chief Operating Officer and a director of In The Car, LLC, a privately held intellectual property company that creates and implements innovative business concepts independently, in partnership, or through joint ventures. From 2011 to 2012, Mr. Kurilko served as the Chief Executive Officer of PriceDoc.com, a privately held company that caters to the specific needs of those without insurance, those with high deductible insurance, or otherwise those who purchase medical, dental, vision, cosmetic or any other types of health services. From 2009 to 2010, Mr. Kurilko severed as the Chief Executive Officer of HealthBanks Biotech USA, Inc., a privately held company doing business as PacifiCord and leader in pharmaceuticals, stem cell therapy and research for more than 20 years. Mr. Kurilko earned a Bachelor of Science in Mechanical Engineering from the University of Pittsburgh and a Master of Business Administration from Edinburgh Business School located in the United Kingdom. Mr. Kurilko’s past experience, qualifications, attributes and skills led to the conclusion that Mr. Kurilko should serve on our Board in light of our proposed business and structure.

Justin Manns. Mr. Manns serves as the Chief Operating Officer and Chief Financial Officer of SG Technologies Corp. SG Technologies Corp is the leading North American manufacturer of hi-powered LED (Light Emitting Diode) grow light products for indoor horticulture, sold under the brand name “Stealth Grow LED”. Mr. Manns has an array of experience in public accounting, business management, and biological and health sciences. He has worked as a marine biologist, collecting, recording and analyzing data for the National Marine Fishery Service. He has served as an auditor for Ernst and Young in McLean, Virginia and the Reznick Group in Bethesda, Maryland. Mr. Manns received a Bachelor of Science in Accounting and Business Management from the The Robert H. Smith School of Business at the University of Maryland. He received a Bachelor of Science degree in Environmental & Biological Sciences from Antioch College in Yellow Springs, Ohio. Mr. Manns’ past experience, qualifications, attributes and skills led to the conclusion that Mr. Manns should serve on our Board in light of our proposed business and structure.

Significant Employees

None.

Family Relationships

None.

CORPORATE GOVERNANCE

PRIOR TO THE CHANGE IN CONTROL

Director Independence

Our Board currently consists of two members, Sterling C. Scott and Craig Ellins. Sterling C. Scott also serves as our sole executive officer. Our Board is responsible for overseeing risk management, and receives reports from our management periodically. Messrs. Scott and Ellins are not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market. The Company has, however, determined that, upon his appointment, Bob Kurilko will be “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board. We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors. The Company has, however, determined that, upon his appointment, Bob Kurilko will be “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because the functions of such committee are adequately performed by our Board. There are no specific minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board’s review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Pursuant to the Voting Agreement, the parties thereto agreed to vote the shares of our capital stock held by such parties to elect the following persons to the Board:

-	The SGT Directors, one of which must be an independent director, for so long as SGT’s former stockholders or any of their affiliates continue to own beneficially shares of our common stock; and
-	two persons designated by the Investor Representative, one of which must be an independent director, for so long as the Investor Representative, Europa or any of their affiliates continue to own beneficially shares of our common stock.

The Board does not have an audit committee. However, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the our Board is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. Our Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Our Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, our Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee because the Board believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by our Board.

Stockholder Communications

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the Board’s attention by our sole officer, Sterling C. Scott.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended December 31, 2011. Such actions by the written consent of all directors are, according to Delaware corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Board held approximately six general meetings during 2011. Each director attended at least 75% of all the meetings of the Board in 2011. While the Company has not established a policy with respect to members of the Board attending annual meetings, each director is encouraged to attend the annual meeting of stockholders. We did not hold an annual meeting of security holders during our last fiscal year. Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract. No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

Board Leadership Structure and Role in Risk Oversight

We do not separate the roles of Chief Executive Officer and Chairman of the Board because we believe that such roles are adequately performed by Sterling C. Scott. The benefits of Mr. Scott’s leadership of the Board stem from his experience in managing small to medium sized businesses and his involvement in the hydroponics industry, which provide a unique understanding of our culture and business. Also, serving as both the Chief Executive Officer and Chairman of the Board ensures that a constant flow of Company-related information is available between the Board and our senior management. This flow of communication enables Mr. Scott to identify issues, proposals, strategies and other considerations for future Board discussions and to assume the lead in many of the resulting discussions during Board meetings. Our Board has responsibility for the oversight of risk management. A fundamental part of risk management is not only understanding the risks we face and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The involvement of the Board in setting our business strategy is a key part of its assessment of risk management and the determination of what constitutes our appropriate level of risk. The Board regularly discusses with management our major risk exposures, their potential impact on us and the steps taken to manage these risks. In addition, the Board may retain, on such terms as determined by the Board, in its sole discretion, independent legal, financial and other consultants and advisors to advise and assist the Board in fulfilling its oversight responsibilities.

RELATED PERSON TRANSACTIONS

Other than the transactions described below, since January 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
•	in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

On February 3, 2010, we entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc. pursuant to which Venor, Inc. provided financial services as well as services, through Eric Stoppenhagen, in the capacity of Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director. These services were provided for a fixed fee of $4,000 on a month to month basis. We terminated this agreement on March 9, 2011.

On March 5, 2010, we entered into a revolving promissory note agreement with Woodman Management Corporation (“Woodman”), an affiliate of W-Net Fund I, L.P. (“W-Net”), a then greater than 5% stockholder. Under the revolving note, we can borrow up to a maximum principal amount of $250,000. Interest accrues from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of 8% per annum, compounded annually. All unpaid principal and interest was due on March 5, 2011. As of January 31, 2011, we were advanced $120,000 under this agreement. We repaid principal and interest in the amount of $125,436.71 on March 9, 2011.

During the second quarter of 2011, we entered into a revolving line of credit with W-Net. Under the terms of the related agreement, we were able borrow up to an aggregate of $150,000 and the outstanding balance included interest at the rate of 12% per annum. The note evidencing the outstanding balance was unsecured and was due on or before May 2, 2012. On August 13, 2011, the outstanding balance on this note was rolled into a new promissory note to W-Net. The initial balance on this new promissory note was $255,408. On September 27, 2011, we borrowed an additional $40,000 from W-Net under the same terms. On October 12, 2011, the outstanding note balance plus accrued interest was converted into a senior secured promissory note payable to W-Net (the “W-Net Note”). The W-Net Note was secured by substantially all of our assets and three trademarks and accrued interest at the per annum rate of 12%. On December 22, 2011, we entered into a Revolving Promissory Note (the “Revolving Note”) with W-Net. Under the terms of the Revolving Note, W-Net agreed to advance to us, from time to time and at W-Net’s discretion, amounts up to an aggregate of $150,000 pursuant to requests made by us until December 31, 2012. All advances shall be paid on or before December 31, 2012 and interest shall accrue from the date of any advance on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of twelve percent (12%) per annum, compounded annually. Our obligations under the Revolving Note will accelerate, upon written notice from W-Net, upon a bankruptcy event with respect to us, any default in our payment obligations or our breach of any provision of any material agreement between us and W-Net. Upon an event of default, the Revolving Note will bear interest at the rate of 12% per annum, compounded annually. On March 16, 2012, the outstanding notes balance plus accrued interest was converted into a 6% Senior Secured Convertible Note. Such note pays 6% interest per annum with a maturity date of April 15, 2015 and is secured by substantially all of our assets and three trademarks. If there is an uncured event of default under such note, W-Net may declare the entire principal and accrued interest amount immediately due and payable. Default interest will accrue after an event of default at an annual rate of 12%. As of June 1, 2012, $509,726 was outstanding on the notes issued to W-Net.

In 2007, 2008 and 2009 Brian B. Sagheb, our former Chief Executive Officer, President, Chief Financial Officer and Secretary, loaned $3,000, $11,000 and $30,000, respectively, to Phototron, Inc., a California corporation and our wholly-owned subsidiary (“Phototron”). Originally, Mr. Sagheb and Phototron did not enter into promissory notes with respect to these funds, and the parties have agreed that the loans shall not bear interest and shall be due upon Mr. Sagheb’s demand. On August 23, 2011, the Company entered into a Senior Secured Promissory Note with Brian Sagheb for $44,000. Payments are to be made at $4,000 per month, interest accrues at 12% per annum, and the note is due on August 22, 2012. Such note is secured by three of the Company’s trademarks and substantially all of the Company’s assets. As of June 1, 2012, $22,898 was outstanding on such note.

On December 24, 2010, Phototron entered into a Promissory Note Payable on Demand with Woodman, pursuant to which Woodman loaned $20,000 to Phototron. The note was payable on demand, bore interest at the rate of 8% per annum, and could be accelerated by Woodman in the event of Phototron’s breach of any of the terms of the note. Phototron repaid the principal amount of the note without interest (which interest was waived by Woodman) on January 14, 2011.

On March 16, 2012, we issued a 6% Senior Secured Convertible Note (the “Europa Note”) to Europa, in the original principal amount of $205,128.77 in exchange for, among other things, a promissory note previously issued by us. The Europa Note pays 6% interest per annum with a maturity date of April 15, 2015. Our obligations under the Europa Note would accelerate upon our bankruptcy, any default by us of our payment obligations under the Europa Note or our breach of any provision of any material agreement between us and Europa. Default interest will accrue after an event of default at an annual rate of 12%. The Europa Note is convertible at any time into common stock at a specified conversion price, which will initially be $0.035 per share. The Europa Note conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of our common stock. If additional shares of our capital stock are issued, except in specified exempt issuances, for consideration which is less than the then existing Europa Note conversion price, then such conversion price would be subject to a “full ratchet” adjustment that generally reduces the conversion price to equal the price in such issuance, regardless of the size of such issuance. As of June 1, 2012, $207,691 was outstanding on the Europa Note.

In connection with the Merger, on April 5, 2012, we issued a 6% Senior Secured Convertible Note to (a) Sterling C. Scott, our Chief Executive Officer, in the original principal amount of $282,000 (the “Scott Note”) and (b) Lauri S. Bilawa, a beneficial owner of more than 5% of our outstanding common stock, in the original principal amount of $193,000 (the “Bilawa Note”), in exchange for promissory notes previously issued by SGT. The Scott Note and Bilawa Note (collectively, the “SGT Notes”) pay 6% interest per annum with a maturity date of April 15, 2015. Our obligations under the SGT Notes would accelerate upon our bankruptcy, any default by us of our payment obligations under the SGT Notes or our breach of any provision of any material agreement between us and such noteholders. Default interest will accrue after an event of default at an annual rate of 12%. The SGT Notes are convertible at any time into common stock at a specified conversion price, which will initially be $0.035 per share. The SGT Notes’ conversion price will be subject to specified adjustments for certain changes in the number of outstanding shares of our common stock. If additional shares of our capital stock are issued, except in specified exempt issuances, for consideration which is less than the then existing SGT Notes’ conversion price (a “Dilutive Issuance”), then such conversion price would be subject to a “full ratchet” adjustment that generally reduces the conversion price to equal the price in the Dilutive Issuance, regardless of the size of the Dilutive Issuance. As of June 1, 2012, $284,642 and $194,808 were outstanding on the Scott Note and Bilawa Note, respectively.

Our Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. Our Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction. However, our Board believes that the related party transactions are fair and reasonable to our Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by our Board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2011, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common stock by the following persons as of June 1, 2012: (i) each executive officer and director, (ii) all executive officers and directors as a group and (iii) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 1, 2012 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 307,458,587 shares of our common stock outstanding on June 1, 2012.

Name of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Beneficial Ownership

Executive Officers and Directors

Craig Ellins(2)	10,702,373	3.414%

Sterling C. Scott(3)	44,262,206	14.029%

All Executive Officers and Directors as a Group(4)	54,964,579	17.095%

Name of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Beneficial Ownership

Director Nominees

Bob Kurilko	200,000	*

Justin Manns(5)	7,703,205	2.505%

Name of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Beneficial Ownership

5% Stockholders

Europa International, Inc.(6) 1114 Avenue of the Americas, 45th Floor New York, NY 10036	15,698,110	5.002%

Jordan W. Scott(7) 19826 Victory Blvd. Woodland Hills, CA 91367	24,650,256	8.017%

Lauri S. Bilawa(8) 165 Goshawk Ridge Road Park City, UT 84098	24,001,978	7.669%

* Less than 1%

(1)	Unless otherwise stated, the address is c/o Phototron Holdings, Inc., 717 E. Gardena Blvd. Gardena, California 90248.
(2)	Consists of 6,000,000 shares of our common stock that may be acquired pursuant to the exercise of options within 60 days of June 1, 2012and 4,702,373 shares of our common stocked owed by Mr. Ellins’ family members.
(3)	Includes 8,057,143 shares of our common stock into which the original principal amount of the 6% Senior Secured Convertible Note (the “Scott Note”) issued to Mr. Scott is convertible as of June 1, 2012. Excludes (a) the variable amount of shares of our common stock issuable upon conversion of the interest accrued on the Scott Note and (b) 15,911,768 shares of our common stock into which shares of our Series A Preferred Stock held by Mr. Scott are convertible (such shares of common stock may not be acquired by Mr. Scott within 60 days of June 1, 2012).
(4)	Includes of 6,000,000 shares of our common stock that may be acquired pursuant to the exercise of options within 60 days of June 1, 2012 and 8,057,143 shares of our common stock into which the original principal amount of the Scott Note is convertible as of June 1, 2012. Excludes (a) the variable amount of shares of our common stock issuable upon conversion of the interest accrued on the Scott Note and (b) 15,911,768 shares of our common stock into which shares of our Series A Preferred Stock held by Mr. Scott are convertible (such shares of common stock may not be acquired by Mr. Scott within 60 days of June 1, 2012).
(5)	Excludes 3,385,485 shares of our common stock into which shares of our Series A Preferred Stock held by Mr. Manns are convertible (such shares of common stock may not be acquired by Mr. Manns within 60 days of June 1, 2012).
(6)	Fred Knoll, the principal of Knoll Capital Management, L.P., the investment manager for Europa International, Inc., exercises voting and dispositive power over the shares held by Europa International, Inc., but disclaims any beneficial interest in such shares except to the extent of his pecuniary interest therein. Includes (a) 500,000 shares of our common stock that may be acquired pursuant to the exercise of warrants within 60 days of June 1, 2012 and (b) 5,860,822 shares of our common stock into which the original principal amount of the 6% Senior Secured Convertible Note (the “Europa Note”) issued to Europa is convertible as of June 1, 2012. Excludes the variable amount of shares of our common stock issuable upon conversion of the interest accrued on the Europa Note.
(7)	Excludes 10,833,552 shares of our common stock into which shares of our Series A Preferred Stock held by Mr. Scott are convertible (such shares of common stock may not be acquired by Mr. Scott within 60 days of June 1, 2012).
(8)	Lauri S. Bilawa, the trustee of The Lauri S. Bilawa Trust (the “Bilawa Trust”), exercises voting and dispositive power over the shares held by the Bilawa Trust and may be deemed to have beneficial ownership of such shares. Includes (a) 5,514,286 shares of our common stock into which the original principal amount of the 6% Senior Secured Convertible Note (the “Bilawa Note”) issued to Ms. Bilawa is convertible as of June 1, 2012, and (b) 18,487,692 shares of our common stock held by the Bilawa Trust. Excludes (a) the variable amount of shares of our common stock issuable upon conversion of the interest accrued on the Bilawa Note and (b) 8,125,164 shares of our common stock into which shares of our Series A Preferred Stock held by the Bilawa Trust are convertible (such shares of common stock may not be acquired by the Bilawa Trust within 60 days of June 1, 2012).

Except as set forth in this Information Statement, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

EXECUTIVE COMPENSATION

Executive Compensation of Phototron

Summary Compensation Table

The following table and related footnotes show the compensation paid during the fiscal years ended December 31, 2011 and 2010, to the Company’s named executive officers:

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Brian B. Sagheb(1)	2011	62,500	59,363	—	121,863
CEO, CFO, Secretary, and Director	2010	57,000	—	—	57,000

Craig Ellins	2011	59,375	211,069	—	270,444
CEO, CFO, Secretary, and Director	2010	6,000	—	—	6,000

Todd Denkin	2011	37,500	59,363	—	96,863
Director	2010	6,000	—	—	6,000

Eric Stoppenhagen(2)	2010	44,000	—	—	44,000
CEO, CFO, Former President, Treasurer & Secretary

Kevin R. Keating(3)	2010	—	—	—	—
CEO, CFO, Former President, Treasurer & Secretary

1)	Mr. Sagheb has served as Phototron’s Chief Executive Officer since September 2002. He was appointed as Phototron’s Chief Financial Officer and Secretary on November 1, 2010. Mr. Sagheb resigned in January 2012.
2)	Mr. Stoppenhagen served as our CEO, CFO, President, Treasurer and Secretary from February 3, 2010 through March 9, 2011. Represents consulting fees paid to Mr. Stoppenhagen’s company, Venor, Inc.
3)	Mr. Keating served as our CEO, CFO, President, Treasurer and Secretary from August 23, 2007 through February 3, 2010.

Employment Contracts

On February 3, 2010, we entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc. pursuant to which Venor, Inc. provided financial services as well as services, through Eric Stoppenhagen, in the capacity of Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director. These services were provided for a fixed fee of $4,000 on a month-to-month basis. We terminated this agreement on March 9, 2011.

On May 17, 2011, we entered into an Executive Services Agreement (the “Braun Agreement”) with Douglas Braun, pursuant to which we engaged Mr. Braun, from the close of business on May 17, 2011 through May 31, 2011, to provide consulting and management services as our Chief Executive Officer and as the Chief Executive Officer and President of Growlife, Inc. (“Growlife”), one of our wholly-owned subsidiaries. The Braun Agreement provided that effective as of June 1, 2011, we will employ Mr. Braun as our Chief Executive Officer and as the Chief Executive Officer and President of Growlife. Under the terms of the Braun Agreement, upon his employment by us, Mr. Braun would receive the following: an annual salary at an initial rate of $150,000, with an increase to $180,000 on the first day of the month following the month in which Growlife’s gross monthly retail sales reach $500,000, and a subsequent increase to $250,000 on the earlier of (i) the first day of the month following the month in which Growlife’s gross monthly retail sales reach $750,000 and (ii) January 1, 2012; an annual bonus equal to 175% of his then applicable annual salary if Growlife achieves 100% of sales projections for the applicable fiscal year, 100% of his then applicable annual salary if Growlife achieves at least 80% but less than 100% of sales projections for the applicable fiscal year, and 50% of his then applicable annual salary if Growlife achieves at least 50% but less than 80% of sales projections for the applicable fiscal year; and a monthly housing stipend of $750.

On September 16, 2011, Douglas Braun ceased employment as our President and Chief Executive Officer We executed a Termination of Executive Services Agreement and New Consulting Agreement (the “Termination Agreement”), which will be effective on September 24, 2011, pursuant to which the parties will (i) terminate as of September 16, 2011, the Executive Services Agreement entered into on May 17, 2011, between Mr. Braun and us, (ii) accelerate the vesting of all options granted to Mr. Braun such that such options will be fully-vested, (iii) extend the termination date of all options granted to Mr. Braun to the date immediately prior to the third anniversary of the effective date of the Termination Agreement, (iv) agree to a consulting arrangement whereby Mr. Braun will provide, for a term of six months after the effective date of the Termination Agreement, consulting services in consideration of a fee of $5,000 per month, and (v) mutually release each other from all claims outstanding as of the effective date of the Termination Agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding options held by our named executive officers as of the end of our fiscal year ended December 31, 2011.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($) (1)	Option Expiration Date

Brian B. Sagheb	2,351,187	1,175,593	0.019	2/14/2021
CEO, CFO, Secretary, and Director

Craig Ellins	6,000,000	—	0.019	2/14/2021
CEO, CFO, Secretary, and Director

Todd Denkin	2,351,187	2,351,187	0.019	2/14/2021
Director

None of the executive officers listed in the above table exercised options during the fiscal year ended December 31, 2011.

Compensation of Directors

We did not pay any separate compensation to our directors during the years ended 2011 and 2010.

Phototron did not pay any separate compensation to any director during the years ended 2011 and 2010.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Phototron Holdings, Inc.

By: /s/ Sterling C. Scott

Name: Sterling C. Scott

Title: Chief Executive Officer

Dated: June 6, 2012